Filed by CapitalSouth Bancorp
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Monticello Bancshares, Inc.
FORWARD-LOOKING STATEMENTS
     This filing may contain forward-looking statements about CapitalSouth, Monticello and/or the combined company that involve inherent risks and uncertainties. These forward-looking statements may include, among others, statements about expectations, strategic objectives, business prospects, plans, anticipated expenses and expense savings and financial results, future performance and other similar matters of CapitalSouth, Monticello and/or the combined company. Statements using such words as “may,” “will,” “expect,” “could,” “should,” “would,” “estimate,” “believe,” “plan,” “anticipate” and similar expressions are forward-looking statements and are subject to numerous assumptions, risks and uncertainties.
     A variety of factors may affect the operations, performance, business strategy and results of CapitalSouth, Monticello and/or the combined company and could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors include, but are not limited to, the ability to obtain required governmental and stockholder approvals of the Merger on the proposed terms and schedule; the risk that CapitalSouth and Monticello may not effect the proposed Merger; the risk that CapitalSouth and Monticello will not be able to successfully integrate Monticello, including integration of information systems and retention of key personnel; the risk that the cost savings and revenue synergies from the Merger may not be fully realized or may take longer to realize than expected; disruption from the Merger making it more difficult to maintain relationships with clients, employees or suppliers; financial market volatility; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; unanticipated regulatory or judicial proceedings or rulings; the impact of changes in accounting principles; actions and initiatives by current and potential competitors; the ability to retain key personnel; the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; and acts of terrorism or war. Additional factors that could cause CapitalSouth’s and Monticello’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of CapitalSouth, and in the Quarterly Reports on Form 10-Q of CapitalSouth filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). The forward-looking statements in this filing release speak only as of the date of the filing, and CapitalSouth and Monticello do not undertake any obligation to update any such forward-looking statements to reflect new or changed events.
ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
     The proposed Merger has been submitted to CapitalSouth’s stockholders and Monticello’s shareholders for their consideration. CapitalSouth has filed a registration statement on Form S-4, which contains a joint proxy statement/prospectus previously sent to the stockholders and shareholders of each company, and other relevant documents concerning the proposed Merger with the SEC. Stockholders and shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about CapitalSouth and Monticello, at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, at CapitalSouth’s website, http://www.capitalsouthbank.com under the tab “Investor Relations.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Carol Marsh, Chief Financial Officer of CapitalSouth Bancorp, 2340 Woodcrest Place, Suite 100, Birmingham, Alabama 35209, telephone (205) 870-1939.
     CapitalSouth and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CapitalSouth and shareholders of Monticello in connection with the proposed Merger. Information about the directors and executive officers of CapitalSouth is set forth in the proxy statement for CapitalSouth’s 2007 annual meeting of stockholders, as filed with the SEC on April 17, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.
BankNotes Volume 1, Issue 1 the quarterly employee newsletter of CapitalSouth BANK As Good As It Gets We’re pleased to announce a new long-term commitment aimed at making CapitalSouth the best possible place to bank. We call it “BeThe Best”.The first step is to get everyone involved in identifying opportunities to improve just about everything we do. If we’re going to reach our goal of offering every Client unbeatable service, we need to find the best possible way to do our jobs. It’s pretty simple, really. The more we please our Clients, the more we will all enjoy coming into work every day. A better experience for our Clients leads to better performance for the bank. In short, job security starts with doing a great job for our Clients. So tell us your ideas, give us your suggestions. We’re listening! Once we’ve identified the key areas where we can all improve, we’ll establish realistic goals—with clear guidelines for achieving those goals, and reasonable standards of accountability to measure our progress against expectations. The future at CapitalSouth Bank has never looked better-and we’re proud that you’re a part of it. MOnticello Update The Chairman’s AWARD As everyone now knows, CapitalSouth Bank and Monticello Bank are joining forces, significantly increasing our market share in Jacksonville. MONTICELLO BANK This addition is a significant expansion for CapitalSouth Bank in a rapidly-growing market—and we’d like to take this opportunity to welcome the new members of our family in Jacksonville. Given our shared fundamental values, and our mutual commitment to excellence, we anticipate a smooth transition. In addition to the benefits we’ll all enjoy from the bank’s increased asset base. Monticello brings us a number of complementary strengths in areas like mortgages. All of which means we’ll be able to offer our Clients more and better services—giving us all opportunities to take advantage of the bank’s continued growth. We anticipate that the legal merger will be official in mid-September, and the operational transformation will be effective in late October—and we’re already making plans for a Grand Opening event to celebrate the occasion. In the meantime, we welcome input from our new family members: If you have suggestions for enhancing the changeover process, please feel free to contact us by phone or email with your ideas. We believe outstanding performance deserves more than regular pats on the back. So we’re establishing The Chairman’s Award—honoring CapitalSouth Bank Employees who exemplify the ideals of our Be The Best program. It’s an opportunity for each of us to recognize our peers’ daily efforts—and to be recognized by management and our peers. What’s more, nominations will come directly from you! So if you have a co-worker who consistently goes above and beyond the call, let us know about it. continued on page 3

BankNotes Issue 1 construction update We are proud to announce construction activity in all of our markets! Improvements and expansions are essential to CapitalSouth’s growth, and we’re excited to be taking advantage of opportunities in all of our service areas. Birmingham Our Corporate Headquarters in Birmingham is in the midst of a major transformation. The office space is being renovated to create a more functional and professional environment for both Employees and Clients. With additional meeting space, and an improved voice mail system, we’ll be able to conduct business more efficiently and effectively than ever before. Look for us to plan an Open House upon project completion! Huntsville Our Huntsville team recently celebrated the groundbreaking of our new banking office in Madison.The Huntsville area is experiencing rapid growth—with much of the community’s wealth centered in the Madison area. We’re confident the new office will better position us to accommodate growth in this important market. Jacksonville The Jacksonville marketplace continues to grow, and CapitalSouth Bank is accelerating our presence in this key financial market. A new banking office in the San Marco area “will enable us to continue capitalizing on the enormous growth opportunities in the Jacksonville area. The San Marco office—along with the locations of our current Jacksonville office and forthcoming Monticello offices—now gives CapitalSouth Bank strategically-sound coverage of the marketplace. Montgomery Our new Montgomery banking office offers great added benefits for our Employees and Clients alike. The new facility will have a drive-through and an ATM: features the current Carmichael Road location does not offer. Additionally, the new office will house all of the Montgomery Banking Officers—giving us a better-coordinated front, not to mention greater efficiencies in Client service. Desktop Deposit Desktop Deposit enables us to better serve our Clients in the age of electronic banking—with a cutting edge, ultra-user-friendly platform. It’s also a great way for us to introduce our Clients to our complete Treasury and Cash Management services. What’s more, Desktop Deposit enables us to expand our footprint beyond the typical banking office radius. To generate additional support for the marketing of Desktop Deposit, Steven Cornelison has been authorized to offer an incentive program for all participating bank Employees. Under the program, each referral earns you $5 to $10 worth of rewards points—with additional points credited to you if we land the account. Winners of the contest will receive cash prizes and gift certificates. And even if you don’t win, you can use your earned credit points in the company store!

BankNotes Volume 1, Issue 1

## PROMOTING NIB CHECKING

CapitalSouth Bank is undertaking an aggressive campaign to raise Non-Interest Bearing checking account deposits by the end of the calendar year. Our goal is to welcome new Clients while funding our loan growth.

Our first step toward this goal has been the introduction of a free, full-service business checking account. It's a product that will make us even more competitive in the marketplace.

We're also offering free consumer checking—which, among other things, will allow us to better serve business Clients' personal finances. Which, in turn, should further strengthen those relationships. It also gives us a key competitive product with some advantages many other banks don't offer.

Look in your banking office for more information about these attractive new products!



## Service Notes

Congratulations to everyone celebrating their Employment Anniversaries with CapitalSouth Bank during the Third Quarter. We appreciate your hard work and talent!

Special thanks to the following: Patrick Banks, Fred Coble, Pamela Cross, Siglinde Gonzalez, Linda Hatchett, Cynthia Hill, Janice Holt, Betty Hooper, Catherene Jones, John Labreche, Charles Lewis, Carol Lloyd, Jennifer Martin, Ashley McDonald, Sandra Parks, Melissa Pepper, Nola Powers, Cory Sims, Lynnetta Sunday, Iva Thomas, Jennifer Thomas, Johnnie Thomas, Janet Waldron, Lawrence Whatley, Lynn Whisenant, David Williamson, Mary Anne Wolfe, Edison Woodie, Margery Woodley and Joyce Wright.

And an extra special thanks to those Employees celebrating 11 years or more of dedication during 2007!

Sandra Driver - 13 years
Wanda Franklin - 15 years
Leenise Gaddy - 15 years
Cynthia Hill - 11 years
Johnnie Thomas - 11 years
Dan Puckett - 15 years
Sharon Shivers - 17 years

## A Lighter Note

"The bank where I work had just installed its first 24 hour cash machine. I encouraged an elderly gentleman to take an application for the new plastic identification cards, explaining that he would be able to get cash any time of day or night. He declined, saying, 'Lady, anything I'd need money for that late at night I shouldn't be doing.'" (Taken from a bank humor source).

## Building More Than 900 ATMs Across the Southeast—Overnight!



Beginning August 14, 2007, CapitalSouth Bank Clients can use any ATM in the Presto! Network without being charged a fee. Through Presto's relationship with Publix Supermarkets, this will now make more than 900 ATMs available to CaptalSouth Bank's ATM Clients throughout Alabama, Florida, Georgia, South Carolina and Tennessee!

## Chairman's Award cont.

Specific criteria will be considered when selecting the recipient of the Chairman's Award. For example, look for fellow employees who are "going the extra mile" in serving our external and internal Clients. We're also looking for nominees who exhibit exceptional commitment to team projects—especially those who demonstrate real ingenuity and resourcefulness in problem solving. Check with your management team for further qualifications.

A new winner will be announced each quarter after the Chairman's Breakfast. So stay tuned, remember to send us your nominations, and don't be surprised if your name ends-up on our list.

Volume 1, Issue 1 CapitalSouth BANK